Exhibit 99.4

Third Quarter Financial Results October 24, 2013

Forward Looking Statements 2 Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Q3 2013 Financial Review 3

Q3 Highlights Company unified to operate as one team to make the best capital decisions across our portfolio of assets Achieved strongest organic growth of the past five years Strong volume performance and price improvements Higher labor and repair and maintenance costs driven by industrial volume growth and strategic capital allocation decisions Focused on operating our business to improve EBITDA, free cash flow(B) and long-term return on invested capital (“ROIC”) (A) Please refer to the definition and explanation of (A) on slide 26. (B) Please refer to the definition and explanation of (B) on slide 28.

5 Reported Revenue by Segment $U.S. (MM) $487 CAD $ weaker vs. U.S. $ in Q3/13 vs. Q3/12, impacting total company revenue by $8.5 MM on translation to U.S. dollars At parity, total Company consolidated revenue increased 8.6% Expressed in U.S. $, Q3/13 Canadian revenue declined 3.2% QoQ Q3/13 U.S. South revenue increased 14.2% QoQ Q3/13 U.S. Northeast revenue increased 14.4% QoQ % of Total Revenues Canada U.S. South U.S. Northeast 38.2% 42.9% 18.9% $521 42.2% 40.2% 17.6% 6.9% QoQ Growth

6 Components of Revenue Growth (Decline) CAN Q3/12 U.S. Q3/12 Total Company Q3/12 CAN Q3/13 U.S. Q3/13 Total Company Q3/13 Core Price(1) 2.2% 1.2% 1.6% 1.4% 0.8% 1.1% Fuel Surcharges 0.2% 0.2% 0.2% 0.0% 0.1% 0.1% Recycling and Other (2.4%) (2.7%) (2.5%) 0.7% 0.5% 0.6% Total Price Growth (Decline) - (1.3%) (0.7%) 2.1% 1.4% 1.8% Volume Growth (Decline) (2.9%) (3.3%) (3.2%) (2.5%)(2) 4.4% 1.5% Total Organic Revenue Growth (Decline) (2.9%) (4.6%) (3.9%) (0.4%) 5.8% 3.3% Acquisitions 5.6% 2.6% 3.9% 1.3% 8.4% 5.3% Total Growth Excluding Foreign Exchange (“FX”) 2.7% (2.0%) 0.0% 0.9% 14.2% 8.6% FX (0.7%) (1.7%) Total Growth Including FX (0.7%) 6.9% Revenue Growth Q3 2013 reported revenues increased 6.9% QoQ to $521 MM. Core Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company’s customer base. Canadian volume decline reflects impact of Calgary landfill closure to MSW and three municipal contracts completed in 2012. This resulted in a negative volume impact of (630 bps) to total Canadian volume and (270 bps) to consolidated company volume. Adjusted volume is 3.8% in Canada and 4.2% to consolidated company volume. OCC average price based on RISI pricing weighted to BIN regions Q1/13 = $99/ton , Q2/13 = $104/ton, Q3/13 = $112/ton.

7 Operating Expenses $U.S. (MM) $297 Operating expenses increased 8.8% QoQ Operating expenses totaled 62.1% of total revenue up 110 bps vs. Q3 2012 Acquisitions, organic volume growth and higher transport costs mainly contributed to higher expenses Unanticipated costs included insurance and claims ($2.0MM), increased labor and repairs and maintenance ($5.9MM) to support higher industrial volumes and more preemptive maintenance costs reflecting field alignment with earnings before interest and taxes (“EBIT”) and ROIC $323

8 Adjusted Selling, General & Administration (“SG&A”) Expenses $U.S. (MM) $53 Adjusted SG&A expenses up $9.4MM QoQ to $62MM Primarily due to acquisitions and salaries in support of organic growth initiatives Higher costs and sales commissions related to a new contract and increase also reflects a $4.7MM reversal of compensation accruals in Q3 2012 $62

9 Adjusted EBITDA(A) $U.S. (MM) $137 Adjusted EBITDA(A) declined (1.5%) QoQ to $135MM Adjusted EBITDA(A) impacts included: compensation accrual reversal, Calgary landfill closure, insurance and claims costs, lower than expected contribution from new MRFs, and higher labor and repairs and maintenance costs Overall, lower margins also reflected changes in revenue mix, including notably higher industrial volumes in Q3 $135 Adjusted EBITDA(A) Margins Total Company Canada U.S. South U.S. Northeast 34.4% 26.1% 21.6% 36.0% 28.3% 21.8% Adjusted EBITDA(A) guidance range for the year $530 - $536 Please refer to the definition and explanation of (A) on slide 26. 28.1% 25.9%

10 Amortization Intangible and capital amortization as a percentage of revenue increased 60 bps QoQ to 15% Due to $4.1MM charge recorded for the revocation of an operating permit for a redundant transfer station Purchase of Compressed natural gas (“CNG”) collection vehicles also contributed to higher amortization as CNG trucks are more costly than diesel trucks Expect amortization to be approximately 14.6% of revenues in 2013

11 Taxes On an adjusted net income basis, effective tax rate was approximately 31% in Q3 Cash taxes were $5.4 MM U.S. Overall effective tax rate will be 34% in 2013 Expect total cash taxes to be between $30 and $32 MM U.S. in 2013 Estimate our net operating loss carry-forwards in the U.S. will extend into the first quarter of 2015

12 Q3/13 Reported Net Income and EPS (diluted) $20.1 $0.17 Items of note $U.S.(MM) EPS ($’s) Segment Revenue/ Expense Line Item Transaction and related costs $0.1 - Corporate SG&A Fair value movements in stock options $4.8 $0.04 Corporate SG&A Restricted share expense $0.3 - Corporate SG&A Non-operating or non-recurring expenses $1.6 $0.01 All SG&A Impairment of intangible assets $4.1 $0.04 Canada Amortization Net loss on financial instruments $2.6 $0.03 All Net income tax recovery ($2.2) ($0.02) Adjusted net income(A) and Adjusted EPS(A) (diluted) $31.4 $0.27 Reconciliation of Reported Net Income and Earnings Per Share to Adjusted Please refer to the definition and explanation of (A) on slide 26. Adjusted net income(A) declined 2.4% QoQ to $31.3 MM.

13 Replacement & Growth Capital Expenditures (“CAPEX”) $U.S. MM Total Q3/13 CAPEX was $90MM Includes $73 MM of replacement capital and $17 MM of growth capital spending Of the growth CAPEX spend in Q3/13, approximately $6 MM was spent on infrastructure projects Anticipate replacement and growth expenditures of $208 MM to $218 MM net of asset sales, excluding infrastructure projects Expect $39-$44 MM of growth capital in 2013 related to infrastructure projects, of which we have spent $34 MM year-to-date $90 Higher than normal replacement CAPEX due to ~60% of 2013 expected truck orders received in Q3.

14 Free Cash Flow(B) $U.S. (MM) Free cash flow(B) was $27 MM a decline of $8.6 MM QoQ Excluding spending on discretionary infrastructure investments, free cash flow(B) was $33 MM or 6.3% of revenues Maintaining free cash flow(B) guidance of $211 to $225 MM for 2013 (B) Please refer to the definition and explanation of (B) on slide 28. (1) Free cash flow(B) excluding discretionary infrastructure expenditures of $7 MM in Q3 2012 and $6 MM in Q3 2013, respectively.

Long-Term Debt Summary at September 30, 2013 Total long-term debt is $1.61B at September 30, 2013 vs. $1.62B at June 30, 2013 Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 3.0x compared with 2.96x as at June 30, 2013 Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x Interest expense on total outstanding debt was $14.8 MM for the three months ended September 30, 2013 Long-Term Debt Facilities $U.S. MM Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $496.3 $496.3 _ _ Moody’s Ba1 September 9, 2013 S&P BBB- October 3, 2012 Senior Secured Revolving Facility $1,850.0 $750.0 $1,001.6 $190.5 $657.9 IRBs(1) $194.0 $109.0 _ $85.0 Other Notes $1.1 $1.1 _ _ Variable Rate Demand Solid Waste Disposal Revenue Bonds. 15

16 2013 Guidance(1) Guidance assumes no change in the current economic environment and excludes the impact of any acquisitions we may complete in 2013. Assumes foreign exchange rate of $0.97 U.S. for each Canadian dollar. Assumes an average recycled commodity price for the year that is equal to our average price for 2012. Included in our press release for the three and nine months ended September 30, 2013, issued October 24, 2013 was our updated guidance for the fiscal year ending December 31, 2013, including our 2013 outlook assumptions and factors. This press release is filed on SEDAR and EDGAR. (A) Please refer to the definition and explanation of (A) on slide 26. (B) Please refer to the definition and explanation of (B) on slide 28. $U.S. (MM) Prior 2013 guidance Revised 2013 guidance Impact Fourth quarter guidance Revenue $1,977 to $1,997 $2,020 to $2,030 Increase $496 to $506 Adjusted EBITDA(A) $538 to $548 $530 to $536 Decline $131 to $137 Amortization expense, as a percentage of revenue 14.4% 14.6% Increase 14.4% Effective tax rate as a percentage of income before income tax expense and net loss from equity accounted investee 35.0% 34.0% Decline 34.0% Cash taxes (expressed on an adjusted basis) $32 to $35 $30 to $32 Decline $7 to $9 Adjusted net income(A) per diluted share $1.09 to $1.14 $1.06 to $1.09 Decline $0.25 to $0.28 Free cash flow(B) excluding additional internal infrastructure investment $211 to $225 $211 to $225 No change $43 to $57 Capital and landfill expenditures excluding internal infrastructure investment $208 to $218 $208 to $218 No change $43 to $53 Internal infrastructure investment $39 to $44 $39 to $44 No change $6 to $10 Expected annual cash dividend, payable on a quarterly basis C$0.58 per share C$0.58 per share No change C$0.58 per share

Q&A 17

APPENDIX 18

19 $U.S. MM Except per share amounts Q3/12 Q3/13 QoQ Canada $205.7 $199.1 (3.2%) U.S. South 195.7 223.4 14.2% U.S. Northeast 85.8 98.2 14.4% Total Revenues $487.2 $520.7 6.9% Adjusted Net Income(A) Reported Net Income $32.1 $32.2 $31.3 $20.1 (2.4%) (37.5%) Adjusted EPS(A) (diluted) Reported EPS (diluted) $0.28 $0.28 $0.27 $0.17 (3.6%) (39.3%) Adjusted Operating EBIT(A) $66.8 $61.6 (7.8%) Adjusted EBITDA(A) $136.9 $134.9 (1.5%) Adjusted EBITDA(A) Margins 28.1% 25.9% (220bps) Adjusted EBITA(A) $80.0 $75.2 (5.9%) Free Cash Flow(B) $35.6 $27.0 (24.2%) Weighted Average Share Count 115,268 115,171 Total Actual Outstanding Share Count 115,175 Q3 2013 Financial Highlights (A) Please refer to the definition and explanation of (A) on slide 26. (B) Please refer to the definition and explanation of (B) on slide 28.

20 Key Volume Growth (Decline) Impact CAN Q3/13 Total Company Q3/13 Reported Volume Includes the following key items (2.5%) 1.5% Completed Contracts and Calgary closure (630 bps) (270 bps) Adjusted Volume excluding above key items 3.8% 4.2% Q3 2013 Volume Growth Impact - Canada The following table quantifies the volume impact of the Calgary landfill closure to MSW June 30, 2013 (“Calgary Closure”) and three municipal contracts in Canada that were completed in the third and fourth quarters of 2012.

Q3 2013 Reported and Gross Revenues(1) Strong Revenue from Canadian and U.S. Operations Total Reported Revenues $520.7 MM U.S. Canada $321.6 MM $199.1 MM (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX. Gross Revenue From Operations(1) 000’s Consolidated $US % of Gross Revenue Commercial $177,185 34.0 Industrial 96,008 18.4 Residential 118,623 22.8 Transfer and Disposal 187,933 36.1 Recycling 14,216 2.7 Other 11,166 2.1 Gross Revenues 605,131 116.1 Intercompany (84,466) (16.1%) Revenues $520,665 100% 21

Q3 2013 Gross Revenues by Service Line(1) in Canada and the U.S. 000’s Canada (Canadian dollars) Canada % of Revenue U.S. (U.S. dollars) U.S. % of Revenue Commercial $82,250 39.8 $97,964 30.5 Industrial 40,561 19.6 56,902 17.7 Residential 39,156 19.0 80,882 25.1 Transfer and Disposal 67,234 32.5 123,096 38.3 Recycling 7,776 3.8 6,726 2.1 Other 5,955 2.9 5,430 1.7 Gross Revenues 242,932 117.6 371,000 115.4 Intercompany (36,371) (17.6%) (49,388) (15.4%) Revenues $206,561 100% $321,612 100% 22 (1) Gross Revenue includes intercompany revenue on a consolidated basis.

23 $U.S. (MM) Q3/12 Q3/13 Adjusted EBITDA(A) $136.9 $134.9 Recovery (purchase) of restricted shares ($0.5) $0.1 Capital and landfill asset purchases ($74.2) ($90.0) Proceeds from sale of capital assets $0.5 $1.2 Landfill closure/post-closure expenditures ($1.2) ($1.3) Landfill closure/post-closure cost accretion expense $1.3 $1.4 Interest on long-term debt ($14.7) ($14.8) Non-cash interest expense $1.7 $0.9 Current income tax expense ($14.2) ($5.4) Free cash flow(B) $35.6 $27.0 Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) (A) Please refer to the definition and explanation of (A) on slide 26. (B) Please refer to the definition and explanation of (B) on slide 28.

24 Recycled Fiber Sensitivity Revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper Other commodities we receive include wood, plastics, aluminum and metals Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control These fluctuations may affect our consolidated financial condition, results of operations and cash flows Based on current volumes, a $10 change in the price of an average basket of commodities results in an ~$8.0 million change to revenues and an approximately $0.04 change to net income per share on an annual basis Our outlook provided for 2013 assumes an average price per ton for OCC of $106.00, which is equal to the 2012 average price per ton based on our market weighting of the RISI index

25 FX Sensitivity We have provided our guidance assuming $0.97 cents U.S. for each Canadian dollar If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,800 EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar The impact on net income for a similar change in FX rate, results in an approximately $700 decline Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts (A) Please refer to the definition and explanation of (A) on slide 26.

Non-GAAP Disclosure 26 (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to senior management on their departure, severance and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B). Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B). All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Non-GAAP Disclosure – continued 27 Three months ended Nine months ended September 30 September 30 2013 2012 2013 2012 Operating income $ 50,776 $ 63,047 $ 174,586 $ 179,088 Transaction and related costs (recoveries) - SG&A 64 675 (111) 2,045 Fair value movements in stock options - SG&A(*) 4,811 237 6,061 (813) Restricted share expense (recovery) - SG&A(*) 266 (143) 792 1,215 Non-operating or non-recurring expenses - SG&A 1,635 3,010 1,635 3,010 Impairment of intangible assets - Amortization 4,074 - 4,074 - Adjusted operating income or adjusted operating EBIT(A) 61,626 66,826 187,037 184,545 Net gain on sale of capital assets (822) (225) (7,227) (975) Amortization(*)(*) 74,097 70,328 219,038 202,352 Adjusted EBITDA(A) 134,901 136,929 398,848 385,922 Amortization of capital and landfill assets (59,666) (56,937) (174,229) (163,146) Adjusted EBITA(A) $ 75,235 $ 79,992 $ 224,619 $ 222,776 Net income $ 20,094 $ 32,158 $ 81,728 $ 82,604 Transaction and related costs (recoveries) - SG&A 64 675 (111) 2,045 Fair value movements in stock options - SG&A(*) 4,811 237 6,061 (813) Restricted share expense (recovery) - SG&A(*) 266 (143) 792 1,215 Non-operating or non-recurring expenses - SG&A 1,635 3,010 1,635 3,010 Impairment of intangible assets - Amortization 4,074 - 4,074 - Net loss (gain) on financial instruments 2,597 (3,988) 1,537 (1,816) Other expenses - - - 105 Net income tax expense or (recovery) (2,193) 173 (1,981) (1,315) Adjusted net income(A) $ 31,348 $ 32,122 $ 93,735 $ 85,035 Note: (*)Amounts exclude long-term incentive plan ("LTIP") compensation. (*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

Non-GAAP Disclosure – continued

(B) We have adopted a measure called "free cash flow" to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to "free cash flow" in this document have the meaning set out in this note.

	Three months ended September 30			Nine months ended September 30		
	2013	2012	Change	**2013**	2012	Change
Adjusted EBITDA(A)	**$ 134,901**	$ 136,929	$ (2,028)	**$ 398,848**	$ 385,922	$ 12,926
Recovery (purchase) of restricted shares(*)(*)	**101**	(541)	642	**(1,591)**	(541)	(1,050)
Capital and landfill asset purchases(*)	**(89,990)**	(74,233)	(15,757)	**(214,466)**	(173,997)	(40,469)
Proceeds from the sale of capital assets	**1,248**	540	708	**15,632**	2,107	13,525
Landfill closure and post-closure expenditures	**(1,305)**	(1,201)	(104)	**(3,534)**	(5,401)	1,867
Landfill closure and post-closure cost accretion expense	**1,422**	1,313	109	**4,237**	3,927	310
Interest on long-term debt	**(14,815)**	(14,696)	(119)	**(45,272)**	(42,934)	(2,338)
Non-cash interest expense	**877**	1,701	(824)	**2,582**	5,069	(2,487)
Current income tax expense	**(5,447)**	(14,219)	8,772	**(23,104)**	(38,312)	15,208
Free cash flow(B)	**$ 26,992**	$ 35,593	$ (8,601)	**$ 133,332**	$ 135,840	$ (2,508)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $5,900 and $6,900 for the three months and $34,000 and $13,800 for the nine months ended September 30, 2013 and 2012, respectively.
(*)(*)Amounts exclude LTIP compensation.

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Progressive Waste Solutions